FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by industry and geography
The table below shows loans and advances to customers excluding reverse repos and assets of disposal groups.

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	6,574	1,507	8,081	5,650	1,514	7,164	6,781	1,671	8,452
Finance	47,545	5,038	52,583	47,797	7,559	55,356	46,910	7,651	54,561
Residential mortgages	144,400	5,509	149,909	142,920	5,678	148,598	140,359	6,142	146,501
Personal lending	32,224	3,229	35,453	32,362	3,482	35,844	33,581	3,891	37,472
Property	44,539	42,862	87,401	45,038	43,866	88,904	42,455	47,651	90,106
Construction	8,525	3,070	11,595	9,011	3,231	12,242	8,680	3,352	12,032
Manufacturing	24,068	6,293	30,361	24,621	6,295	30,916	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	22,123	2,598	24,721	22,185	2,802	24,987	21,974	3,191	25,165
- transport and storage	15,243	6,449	21,692	15,402	7,090	22,492	15,946	8,195	24,141
- health, education and recreation	16,707	1,547	18,254	16,391	1,460	17,851	17,456	1,865	19,321
- hotels and restaurants	8,028	1,452	9,480	8,090	1,452	9,542	8,189	1,492	9,681
- utilities	7,487	2,010	9,497	7,679	2,016	9,695	7,098	2,110	9,208
- other	25,128	4,966	30,094	22,876	5,892	28,768	24,464	5,530	29,994
Agriculture, forestry and fishing	3,791	123	3,914	3,741	130	3,871	3,758	135	3,893
Finance leases and instalment credit	8,353	7,920	16,273	8,061	8,119	16,180	8,321	8,529	16,850
Interest accruals	715	176	891	673	193	866	831	278	1,109

Gross loans	415,450	94,749	510,199	412,497	100,779	513,276	412,600	108,203	520,803
Loan impairment provisions	(8,621)	(12,006)	(20,627)	(8,287)	(10,841)	(19,128)	(7,740)	(10,315)	(18,055)

Net loans	406,829	82,743	489,572	404,210	89,938	494,148	404,860	97,888	502,748

Key points
•
Gross loans reduced by £10.6 billion in the first half of the year, of which £3.1 billion was in the second quarter, principally due to disposals and restructuring and run-offs in Non-Core, partially offset by increased mortgage lending in UK Retail.

•	Unsecured lending decreased in the first half of the year, predominantly in UK Retail.

•	Property lending decreased during the first half of the year in line with the continued focus on lower risk secured lending.

•	The decrease in transport and storage primarily reflects decreases in shipping and aviation.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Loans and advances to customers by industry and geography (continued)
The table below analyses loans and advances to customers excluding reverse repos and assets of disposal groups by geography (by location of office).

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	5,945	91	6,036	5,144	104	5,248	5,728	173	5,901
Finance	28,657	3,734	32,391	27,510	5,910	33,420	27,995	6,023	34,018
Residential mortgages	103,689	1,570	105,259	102,462	1,632	104,094	99,928	1,665	101,593
Personal lending	22,205	358	22,563	22,278	451	22,729	23,035	585	23,620
Property	36,584	27,182	63,766	36,419	28,322	64,741	34,970	30,492	65,462
Construction	6,839	2,104	8,943	7,271	2,282	9,553	7,041	2,310	9,351
Manufacturing	10,155	1,447	11,602	10,810	1,498	12,308	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	12,255	1,615	13,870	12,762	1,676	14,438	12,554	1,853	14,407
- transport and storage	7,905	3,844	11,749	8,354	4,390	12,744	8,105	5,015	13,120
- health, education and recreation	12,678	835	13,513	12,572	951	13,523	13,502	1,039	14,541
- hotels and restaurants	6,399	775	7,174	6,500	792	7,292	6,558	808	7,366
- utilities	3,418	908	4,326	3,705	1,088	4,793	3,101	1,035	4,136
- other	13,555	2,199	15,754	13,406	2,603	16,009	14,445	1,991	16,436
Agriculture, forestry and fishing	2,955	55	3,010	2,935	61	2,996	2,872	67	2,939
Finance leases and instalment credit	5,578	7,161	12,739	5,565	7,431	12,996	5,589	7,785	13,374
Interest accruals	365	21	386	371	48	419	415	98	513

	279,182	53,899	333,081	278,064	59,239	337,303	278,138	62,449	340,587

Europe
Central and local government	397	862	1,259	220	899	1,119	365	1,017	1,382
Finance	2,642	719	3,361	3,768	821	4,589	2,642	1,019	3,661
Residential mortgages	20,224	640	20,864	19,892	684	20,576	19,473	621	20,094
Personal lending	2,234	572	2,806	2,276	587	2,863	2,270	600	2,870
Property	5,483	12,790	18,273	5,304	12,711	18,015	5,139	12,636	17,775
Construction	1,163	864	2,027	1,246	851	2,097	1,014	873	1,887
Manufacturing	5,669	4,253	9,922	6,167	4,139	10,306	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	4,058	767	4,825	4,074	847	4,921	4,126	999	5,125
- transport and storage	5,330	970	6,300	4,932	1,013	5,945	5,625	1,369	6,994
- health, education and recreation	1,373	445	1,818	1,383	355	1,738	1,442	496	1,938
- hotels and restaurants	1,065	597	1,662	1,051	556	1,607	1,055	535	1,590
- utilities	1,536	654	2,190	1,425	591	2,016	1,412	623	2,035
- other	4,807	1,850	6,657	3,246	2,286	5,532	3,877	2,050	5,927
Agriculture, forestry and fishing	789	68	857	774	69	843	849	68	917
Finance leases and instalment credit	264	620	884	265	688	953	370	744	1,114
Interest accruals	135	98	233	76	85	161	143	101	244

	57,169	26,769	83,938	56,099	27,182	83,281	55,655	27,932	83,587

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Loans and advances to customers by industry and geography (continued)

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	164	15	179	169	38	207	263	53	316
Finance	9,820	444	10,264	9,635	495	10,130	9,522	587	10,109
Residential mortgages	20,020	3,093	23,113	20,084	3,243	23,327	20,548	3,653	24,201
Personal lending	6,315	2,299	8,614	6,327	2,444	8,771	6,816	2,704	9,520
Property	2,228	1,626	3,854	2,574	1,768	4,342	1,611	3,318	4,929
Construction	445	68	513	420	63	483	442	78	520
Manufacturing	6,113	64	6,177	5,614	80	5,694	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,644	144	4,788	4,366	199	4,565	4,264	237	4,501
- transport and storage	1,725	1,297	3,022	1,723	1,337	3,060	1,786	1,408	3,194
- health, education and recreation	2,396	107	2,503	2,319	138	2,457	2,380	313	2,693
- hotels and restaurants	455	71	526	487	90	577	486	136	622
- utilities	960	27	987	1,001	32	1,033	1,117	53	1,170
- other	4,195	425	4,620	3,809	465	4,274	4,042	577	4,619
Agriculture, forestry and fishing	25	-	25	26	-	26	31	-	31
Finance leases and instalment credit	2,456	-	2,456	2,188	-	2,188	2,315	-	2,315
Interest accruals	179	57	236	179	59	238	183	73	256

	62,140	9,737	71,877	60,921	10,451	71,372	61,265	13,333	74,598

RoW
Central and local government	68	539	607	117	473	590	425	428	853
Finance	6,426	141	6,567	6,884	333	7,217	6,751	22	6,773
Residential mortgages	467	206	673	482	119	601	410	203	613
Personal lending	1,470	-	1,470	1,481	-	1,481	1,460	2	1,462
Property	244	1,264	1,508	741	1,065	1,806	735	1,205	1,940
Construction	78	34	112	74	35	109	183	91	274
Manufacturing	2,131	529	2,660	2,030	578	2,608	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,166	72	1,238	983	80	1,063	1,030	102	1,132
- transport and storage	283	338	621	393	350	743	430	403	833
- health, education and recreation	260	160	420	117	16	133	132	17	149
- hotels and restaurants	109	9	118	52	14	66	90	13	103
- utilities	1,573	421	1,994	1,548	305	1,853	1,468	399	1,867
- other	2,571	492	3,063	2,415	538	2,953	2,100	912	3,012
Agriculture, forestry and fishing	22	-	22	6	-	6	6	-	6
Finance leases and instalment credit	55	139	194	43	-	43	47	-	47
Interest accruals	36	-	36	47	1	48	90	6	96

	16,959	4,344	21,303	17,413	3,907	21,320	17,542	4,489	22,031

Risk and balance sheet management (continued)

Risk management: Credit risk: REIL and PPL

The table below analyses the Group's risk elements in lending (REIL) and potential problem loans (PPL) and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	9,229	7,812	17,041	9,175	7,147	16,322	8,575	7,835	16,410
- Overseas	6,326	16,268	22,594	5,932	15,878	21,810	4,936	14,355	19,291

	15,555	24,080	39,635	15,107	23,025	38,132	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,487	583	2,070	1,545	752	2,297	1,434	939	2,373
- Overseas	415	230	645	366	246	612	262	262	524

	1,902	813	2,715	1,911	998	2,909	1,696	1,201	2,897

Total REIL	17,457	24,893	42,350	17,018	24,023	41,041	15,207	23,391	38,598
PPL (3)	354	127	481	324	202	526	473	160	633

Total REIL and PPL	17,811	25,020	42,831	17,342	24,225	41,567	15,680	23,551	39,231

REIL as a % of gross loans and advances (4)	4.2%	26.1%	8.3%	4.1%	23.0%	7.9%	3.7%	20.7%	7.3%
Provisions as a % of REIL	50%	48%	49%	49%	45%	47%	51%	44%	47%

Notes:
(1)	Loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points
•	REIL increased by £3.8 billion in the first half of the year and by £1.3 billion in the second quarter, predominantly in Non-Core and Ulster Bank.

•
Ulster Bank (Core and Non-Core) was the predominant contributor to the increase in REIL with an increase of £3.2 billion, principally property lending (commercial real estate up £2.2 billion and mortgages up £0.4 billion).

•
Ulster Bank (Core and Non-Core) provision coverage ratio increased to 51% from 44% at 31 December 2010 reflecting provisions relating to development land in the second quarter following re-assessment of collateral values. This contributed to the higher Group provision coverage ratio at 30 June 2011, which now stands at 49% compared with 47% at the year end and at 31 March 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the half year ended 30 June 2011.

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	369	(369)	-	-	-	-	369	(369)	-
Currency translation and other adjustments	68	98	166	1	4	5	69	102	171
Additions	3,119	2,866	5,985	305	152	457	3,424	3,018	6,442
Transfers	137	39	176	(137)	(39)	(176)	-	-	-
Disposals, restructurings and repayments	(1,342)	(1,426)	(2,768)	(318)	(75)	(393)	(1,660)	(1,501)	(3,161)
Amounts written-off	(540)	(576)	(1,116)	-	-	-	(540)	(576)	(1,116)

At 31 March 2011	17,018	24,023	41,041	324	202	526	17,342	24,225	41,567
Intra-group transfers	12	(12)	-	-	-	-	12	(12)	-
Currency translation and other adjustments	111	376	487	(5)	(1)	(6)	106	375	481
Additions	2,492	3,094	5,586	137	22	159	2,629	3,116	5,745
Transfers	21	20	41	(21)	(20)	(41)	-	-	-
Disposals, restructurings and repayments	(1,719)	(2,272)	(3,991)	(81)	(76)	(157)	(1,800)	(2,348)	(4,148)
Amounts written-off	(478)	(336)	(814)	-	-	-	(478)	(336)	(814)

At 30 June 2011	17,457	24,893	42,350	354	127	481	17,811	25,020	42,831

	REIL			PPL			Total
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231
Intra-group transfers	381	(381)	-	-	-	-	381	(381)	-
Currency translation and other adjustments	179	474	653	(4)	3	(1)	175	477	652
Additions	5,611	5,960	11,571	442	174	616	6,053	6,134	12,187
Transfers	158	59	217	(158)	(59)	(217)	-	-	-
Disposals, restructurings and repayments	(3,061)	(3,698)	(6,759)	(399)	(151)	(550)	(3,460)	(3,849)	(7,309)
Amounts written-off	(1,018)	(912)	(1,930)	-	-	-	(1,018)	(912)	(1,930)

At 30 June 2011	17,457	24,893	42,350	354	127	481	17,811	25,020	42,831

Disposals, restructurings and repayments include £1,569 million of transfers to the performing book in H1 2011.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Restructuring and forbearance
Corporate loan restructuring completed during H1 2011 was £1.0 billion.

During H1 2011, the flow of mortgage loans subject to forbearance arrangements in UK Retail was £289 million representing 0.3% of the book. In Ulster Bank £1.8 billion (31 December 2010 - £1.2 billion) of mortgage loans were subject to forbearance arrangements at 30 June 2011, 78% of these arrangements are in the performing book.

Movement in loan impairment provisions
The following table shows the movement in impairment provisions for loans and advances to customers and banks.

	Quarter ended
	30 June 2011				31 March 2011			30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,416	10,842	-	19,258	7,866	10,316	18,182	7,397	9,430	16,827
Transfers to disposal groups	-	9	-	9	-	(9)	(9)	-	(38)	(38)
Intra-group transfers	-	-	-	-	177	(177)	-	-	-	-
Currency translation and other adjustments	33	145	-	178	56	95	151	(309)	(66)	(375)
Disposals	-	-	11	11	-	-	-	-	(17)	(17)
Amounts written-off	(504)	(474)	-	(978)	(514)	(438)	(952)	(562)	(2,122)	(2,684)
Recoveries of amounts previously written-off	41	126	-	167	39	80	119	59	21	80
Charge to income statement
- continued	810	1,427	-	2,237	852	1,046	1,898	1,096	1,383	2,479
- discontinued	-	-	(11)	(11)	-	-	-	-	-	-
Unwind of discount	(44)	(68)	-	(112)	(60)	(71)	(131)	(48)	(58)	(106)

At end of period	8,752	12,007	-	20,759	8,416	10,842	19,258	7,633	8,533	16,166

	Half year ended
	30 June 2011				30 June 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	-	-	-	-	-	(67)	-	(67)
Intra-group transfers	177	(177)	-	-	-	-	-	-
Currency translation and other adjustments	89	240	-	329	(279)	119	-	(160)
Disposals	-	-	11	11	-	(17)	(2,152)	(2,169)
Amounts written-off	(1,018)	(912)	-	(1,930)	(1,063)	(2,718)	-	(3,781)
Recoveries of amounts previously written-off	80	206	-	286	104	46	-	150
Charge to income statement
- continuing	1,662	2,473	-	4,135	2,046	3,035	-	5,081
- discontinued	-	-	(11)	(11)	-	-	42	42
Unwind of discount	(104)	(139)	-	(243)	(96)	(117)	-	(213)

At end of period	8,752	12,007	-	20,759	7,633	8,533	-	16,166

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Movement in loan impairment provisions (continued)

Key points
•
Ulster Bank (Core and Non-Core) was the main contributor to impairment losses with a total half year charge of £2.5 billion (Core - £0.7 billion; Non-Core - £1.8 billion), 61% of the total Group impairment charge of £4.1 billion. The Ulster Bank (Core and Non-Core) charge includes the impact of a re-assessment of collateral values relating to development land.

•	The other main contributor to the Q2 2011 Non-Core impairment charge was impairments in respect of a small number of large corporates.

•	Provision balance has increased by £2.6 billion in the first half of 2011 from £18.2 billion to £20.8 billion, as impairments are running twice the rate of write-offs.

Impairment provisions on loans and advances

	30 June 2011			31 March 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,568	786	2,354	1,583	963	2,546	1,653	997	2,650
Collectively assessed	4,510	1,100	5,610	4,375	1,112	5,487	4,139	1,157	5,296
Individually assessed	2,543	10,120	12,663	2,329	8,766	11,095	1,948	8,161	10,109

Customer loans	8,621	12,006	20,627	8,287	10,841	19,128	7,740	10,315	18,055
Bank loans	131	1	132	129	1	130	126	1	127

Total provisions	8,752	12,007	20,759	8,416	10,842	19,258	7,866	10,316	18,182

% of loans (1)	2.1%	12.6%	4.0%	2.0%	10.4%	3.7%	1.9%	9.1%	3.4%

Note:
(1)	Customer provisions as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Impairment charge
	Quarter ended
	30 June 2011			31 March 2011
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(16)	(172)	(188)	(116)	9	(107)
Collectively assessed	465	126	591	584	136	720
Individually assessed	361	1,473	1,834	384	901	1,285

Customer loans	810	1,427	2,237	852	1,046	1,898
Securities - sovereign debt impairment and related interest rate hedge adjustments	842	-	842	-	-	-
Securities - other	43	(16)	27	20	29	49

Charge to income statement	1,695	1,411	3,106	872	1,075	1,947

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	6.0%	1.8%	0.8%	4.0%	1.5%

	Half year ended
	30 June 2011			30 June 2010
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	(132)	(163)	(295)	(69)	24	(45)
Collectively assessed	1,049	262	1,311	1,249	344	1,593
Individually assessed	745	2,374	3,119	866	2,667	3,533

Customer loans	1,662	2,473	4,135	2,046	3,035	5,081
Securities - sovereign debt impairment and related interest rate hedge adjustments	842	-	842	-	-	-
Securities - other	63	13	76	22	59	81

Charge to income statement	2,567	2,486	5,053	2,068	3,094	5,162

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	5.2%	1.6%	1.0%	4.8%	1.8%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including disposal groups and excluding reverse repurchase agreements.

Key points
•
Non-Core latent loss in Q2 2011 principally reflects the release of Ulster Bank's provision relating to development land booked in Q1 2011, substituted with individually assessed impairment charge in Q2 2011.

•	The H1 2011 impairment charge was marginally lower than for H1 2010. The decrease in loan impairments of £0.9 billion was substantially offset by impairments of AFS Greek sovereign bonds.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities

The table below analyses debt securities by issuer and measurement classification with short positions netted against debt securities. However such netting is not reflected in the Group's balance sheet under IFRS.

	Central and local government			Financial institutions	ABS	Corporate	Total
	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m

30 June 2011
Held-for-trading (HFT)	8,035	14,608	51,434	12,099	25,636	6,357	118,169
DFV	1	-	192	10	1	9	213
Available-for-sale	11,399	16,600	37,546	7,951	43,207	1,965	118,668
Loans and receivables	11	-	-	367	5,813	404	6,595

	19,446	31,208	89,172	20,427	74,657	8,735	243,645
Short positions (HFT)	(3,864)	(15,841)	(25,064)	(5,450)	(1,041)	(2,134)	(53,394)

	15,582	15,367	64,108	14,977	73,616	6,601	190,251

Available-for-sale
Gross unrealised gains	363	474	422	71	1,300	62	2,692
Gross unrealised losses	(3)	-	(119)	(29)	(3,179)	(6)	(3,336)

31 March 2011
Held-for-trading	5,422	19,079	51,792	7,461	23,907	5,478	113,139
DFV	1	-	199	16	114	2	332
Available-for-sale	8,474	15,621	34,325	7,988	42,884	1,836	111,128
Loans and receivables	11	-	-	391	5,951	432	6,785

	13,908	34,700	86,316	15,856	72,856	7,748	231,384
Short positions (HFT)	(4,852)	(12,715)	(22,463)	(3,421)	(1,014)	(2,684)	(47,149)

	9,056	21,985	63,853	12,435	71,842	5,064	184,235

Available-for-sale
Gross unrealised gains	207	202	346	38	1,102	65	1,960
Gross unrealised losses	(24)	(44)	(820)	(31)	(3,201)	(33)	(4,153)

31 December 2010
Held-for-trading	5,097	15,956	43,224	7,548	21,988	5,056	98,869
DFV	1	-	262	16	119	4	402
Available-for-sale	8,377	17,890	33,122	7,849	42,515	1,377	111,130
Loans and receivables	11	-	-	419	6,203	446	7,079

	13,486	33,846	76,608	15,832	70,825	6,883	217,480
Short positions (HFT)	(4,200)	(11,398)	(18,909)	(3,622)	(1,335)	(1,553)	(41,017)

	9,286	22,448	57,699	12,210	69,490	5,330	176,463

Available-for-sale
Gross unrealised gains	349	341	700	60	1,057	88	2,595
Gross unrealised losses	(10)	(1)	(618)	(32)	(3,396)	(40)	(4,097)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

Key points
•
Held-for-trading bonds increased in H1 2011 by £19.3 billion, with increases in G10 and Australian government bonds. The increase in asset-backed securities (ABS) included £4.1 billion in GBM Mortgage trading primarily in US agency pass-through notes, reflecting strong investor appetite.

•
The Group has continued to add to its liquidity resources through the purchase of around £7.5 billion of top quality AFS government bonds during Q2 2011. These purchases for the Group's liquidity portfolio have been focussed in the highest quality securities and most liquid markets. The growth in these liquidity reserves provides the Group with an opportunity to manage market risk and improve returns.

The table below analyses debt securities by issuer and external ratings.
	Central and local government			Financial institutions	ABS	Corporate	Total	% of total

	UK	US	Other
	£m	£m	£m	£m	£m	£m	£m

30 June 2011
AAA	19,446	31,208	55,063	7,759	55,669	435	169,580	70
AA to AA+	-	-	5,290	3,300	5,668	678	14,936	6
A to AA-	-	-	23,843	5,191	3,991	1,797	34,822	14
BBB- to A-	-	-	3,229	1,848	3,501	2,442	11,020	5
Non-investment grade	-	-	1,687	931	4,579	2,340	9,537	4
Unrated	-	-	60	1,398	1,249	1,043	3,750	1

	19,446	31,208	89,172	20,427	74,657	8,735	243,645	100

31 March 2011
AAA	13,908	34,700	51,272	2,701	52,867	171	155,619	67
AA to AA+	-	-	6,428	3,341	7,031	640	17,440	7
A to AA-	-	-	22,778	4,832	3,187	1,366	32,163	14
BBB- to A-	-	-	3,351	1,897	3,799	1,883	10,930	5
Non-investment grade	-	-	1,946	1,300	4,805	3,413	11,464	5
Unrated	-	-	541	1,785	1,167	275	3,768	2

	13,908	34,700	86,316	15,856	72,856	7,748	231,384	100

31 December 2010
AAA	13,486	33,846	44,784	3,084	51,235	153	146,588	67
AA to AA+	-	-	18,025	3,261	6,335	554	28,175	13
A to AA-	-	-	9,138	4,352	3,244	1,141	17,875	8
BBB- to A-	-	-	2,843	1,489	3,385	1,869	9,586	5
Non-investment grade	-	-	1,766	2,245	4,923	2,311	11,245	5
Unrated	-	-	52	1,401	1,703	855	4,011	2

	13,486	33,846	76,608	15,832	70,825	6,883	217,480	100

Key points
•	The proportion of AAA rated debt securities increased to 70% primarily due to a move towards higher quality government bonds as well as demand for US agency pass-through notes.

•	Non-investment grade and unrated bonds were 5% of the portfolio compared with 7% at the end of Q1 2011 and 2010 year end.

Risk and balance sheet management (continued)

Risk management: Credit risk:  Asset-backed securities

	RMBS (1)
	G10 government	Covered bond	Prime	Non- conforming	Sub-prime	CMBS (2)	CDOs (3)	CLOs (4)	Other ABS	Total
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	34,399	7,345	4,835	1,587	295	1,991	389	2,116	2,712	55,669
AA to AA+	1,401	381	451	96	138	435	539	1,356	871	5,668
A to AA-	144	385	239	76	280	1,238	389	448	792	3,991
BBB- to A-	-	61	138	301	86	398	171	582	1,764	3,501
Non-investment grade	-	-	758	727	308	408	1,900	259	219	4,579
Unrated	-	-	108	23	101	14	97	484	422	1,249

	35,944	8,172	6,529	2,810	1,208	4,484	3,485	5,245	6,780	74,657

31 March 2011
AAA	32,067	7,200	4,140	1,684	273	1,922	424	2,269	2,888	52,867
AA to AA+	1,547	475	653	96	218	744	565	1,617	1,116	7,031
A to AA-	-	197	118	73	246	979	358	345	871	3,187
BBB- to A-	-	157	162	299	84	390	185	578	1,944	3,799
Non-investment grade	-	-	760	917	246	439	1,847	344	252	4,805
Unrated	-	-	25	28	143	2	76	673	220	1,167

	33,614	8,029	5,858	3,097	1,210	4,476	3,455	5,826	7,291	72,856

31 December 2010
AAA	28,835	7,107	4,355	1,754	317	2,789	444	2,490	3,144	51,235
AA to AA+	1,529	357	147	144	116	392	567	1,786	1,297	6,335
A to AA-	-	408	67	60	212	973	296	343	885	3,244
BBB- to A-	-	-	82	316	39	500	203	527	1,718	3,385
Non-investment grade	-	-	900	809	458	296	1,863	332	265	4,923
Unrated	-	-	196	52	76	-	85	596	698	1,703

	30,364	7,872	5,747	3,135	1,218	4,950	3,458	6,074	8,007	70,825

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligations.

For analyses of ABS by geography and measurement classification, refer to Appendix 3.

Risk and balance sheet management (continued)

Risk management: Credit risk: Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, gross and net of tax, for countries exceeding £0.5 billion, together with the total of those individually less than £0.5 billion.

	30 June 2011						31 March 2011					31 December 2010
	Central and local government	ABS	Other (1)	Total	AFS reserves (gross)	AFS reserves (net)	Central and local government	ABS	Other (1)	Total	AFS reserves (net)	Central and local government	ABS	Other (1)	Total	AFS reserves (net)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	16,600	20,707	521	37,828	131	265	15,670	20,961	731	37,362	(133)	17,890	20,872	763	39,525	(116)
UK	11,399	4,286	2,066	17,751	182	(148)	8,500	4,134	2,052	14,686	(134)	8,377	4,002	2,284	14,663	(106)
Germany	14,218	1,160	477	15,855	(38)	(35)	12,584	1,298	500	14,382	(217)	10,649	1,360	535	12,544	(35)
Netherlands	5,323	7,366	782	13,471	(66)	40	3,977	7,096	774	11,847	(8)	3,469	6,773	713	10,955	(59)
France	5,503	628	1,171	7,302	(36)	(22)	4,195	579	1,000	5,774	(42)	5,912	575	900	7,387	33
Spain	91	7,018	51	7,160	(1,243)	(921)	91	6,912	78	7,081	(863)	88	6,773	157	7,018	(939)
Japan	4,240	-	6	4,246	1	1	4,204	-	3	4,207	-	4,354	-	82	4,436	-
Australia	-	599	2,141	2,740	(17)	(20)	-	467	2,421	2,888	(27)	-	486	1,586	2,072	(34)
Singapore	1,144	-	213	1,357	-	-	798	-	206	1,004	-	649	-	209	858	-
Italy	955	240	16	1,211	(105)	(79)	928	238	24	1,190	(67)	906	243	24	1,173	(86)
Supranational	-	-	960	960	26	25	-	-	489	489	4	-	-	459	459	6
Denmark	694	-	206	900	(3)	(3)	690	-	251	941	(7)	629	-	172	801	2
India	642	-	175	817	(8)	(5)	657	-	156	813	(3)	548	-	139	687	2
Belgium	770	36	8	814	(52)	(39)	742	35	8	785	(32)	763	34	53	850	(34)
Greece	733	-	-	733	-	-	936	-	-	936	(476)	895	-	-	895	(517)
Switzerland	535	-	173	708	12	10	749	-	161	910	8	657	-	156	813	11
Austria	283	162	150	595	(34)	(27)	267	50	143	460	(19)	274	51	151	476	(20)
Sweden	79	257	253	589	-	-	77	250	219	546	-	30	269	165	464	-
Hong Kong	544	-	1	545	-	-	797	-	12	809	-	905	-	8	913	-
South Korea	129	271	-	400	1	1	229	383	-	612	1	261	429	-	690	(2)
Republic of Ireland	93	160	128	381	(100)	(75)	101	161	375	637	(67)	104	177	408	689	(74)
Other	1,570	317	418	2,305	(91)	(71)	2,228	320	221	2,769	(43)	2,029	471	262	2,762	(93)

	65,545	43,207	9,916	118,668	(1,440)	(1,103)	58,420	42,884	9,824	111,128	(2,125)	59,389	42,515	9,226	111,130	(2,061)

Note:
(1)	Relates to financial institutes and corporates.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives

The Group's derivative assets by internal grading scale and residual maturity are set out below. Master netting arrangements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group's balance sheet under IFRS.

		30 June 2011						31 March 2011 Total	31 December 2010 Total
Asset quality	Probability of default range	0-3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Total
		£m	£m	£m	£m	£m	£m	£m	£m

AQ1	0% - 0.034%	23,480	10,823	16,883	114,941	190,904	357,031	323,302	408,489
AQ2	0.034% - 0.048%	648	154	366	1,666	2,766	5,600	5,365	2,659
AQ3	0.048% - 0.095%	1,523	461	741	3,293	4,890	10,908	10,780	3,317
AQ4	0.095% - 0.381%	776	138	429	2,434	2,847	6,624	6,349	3,391
AQ5	0.381% - 1.076%	602	164	251	2,290	3,626	6,933	6,396	4,860
AQ6	1.076% - 2.153%	1,574	57	121	963	880	3,595	3,991	1,070
AQ7	2.153% - 6.089%	194	25	55	511	1,287	2,072	1,880	857
AQ8	6.089% - 17.222%	3	1	10	108	532	654	786	403
AQ9	17.222% - 100%	20	10	24	192	240	486	995	450
AQ10	100%	184	7	36	468	274	969	1,204	1,581

		29,004	11,840	18,916	126,866	208,246	394,872	361,048	427,077
Counterparty mtm netting							(323,455)	(290,462)	(330,397)
Cash collateral held against derivative exposures							(27,500)	(25,363)	(31,096)

Net exposure							43,917	45,223	65,584

At 30 June 2011, the Group also held collateral in the form of securities of £4.2 billion (31 March 2011 - £3.3 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group's derivatives by type of contract.

	30 June 2011		31 March 2011		31 December 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Contract type	£m	£m	£m	£m	£m	£m

Interest rate contracts	283,966	269,638	259,006	250,515	311,731	299,209
Exchange rate contracts	72,682	78,095	73,552	79,045	83,253	89,375
Credit derivatives	32,507	30,877	22,704	21,689	26,872	25,344
Equity and commodity contracts	5,717	9,199	5,786	9,376	5,221	10,039

	394,872	387,809	361,048	360,625	427,077	423,967

Key points

30 June 2011 compared with 31 March 2011
•	Net exposure, after taking account of position and collateral netting arrangements reduced marginally in Q2 2011, despite an increase in derivative carrying values.

•
Interest rate contracts increased due to lower over-the-counter contract compression trades, reductions in interest rate yields and depreciation of sterling against the euro. This was partially offset by the effect of the appreciation of sterling against the US dollar. All major five year interest rate indices (sterling, euro, and US dollar), moved down, decreasing by approximately 45, 26, and 39 basis points respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points (continued)

30 June 2011 compared with 31 March 2011 (continued)
•	Exchange rate contracts decreased due to the trading fluctuations and movements in forward rates and volume.

•
Credit derivative fair values increased by £9.8 billion, primarily as a result of de-risking of Non-Core where hedging trades resulted in higher assets and liabilities. Widening credit spreads also contributed to the increase in Non-Core.

30 June 2011 compared with 31 December 2010
•	Net exposure, after taking account of position and collateral netting arrangements, reduced by 33%, primarily reflecting reductions in derivative carrying values.

•
The main driver of the £28 billion decrease in interest rate assets reflected greater use of over-the-counter contract compression trades during H1 2011 overall and appreciation of sterling against the US dollar, as the majority of interest rate contracts are US dollar denominated. This was partially offset by a reduction in clearing house netting, downward shifts in US interest rate yields and increased net new business.

•	Exchange rate contracts decreased due to trading fluctuations and movements in forward rates and volume.

•
Credit derivatives increased by £5.6 billion, primarily as a result of de-risking of Non-Core where hedging trades put in place in Q2 2011 resulted in higher assets and liabilities. Widening credit spreads also increased carrying values in Non-Core's Structured Credit Products.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

The Group's exposures to monolines and CDPCs by credit rating are summarised below, ratings are based on the lower of S&P and Moody's. All of these exposures are in Non-Core.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
Monoline insurers	£m	£m	£m	£m	£m	£m

30 June 2011
A to AA-	5,547	4,936	611	166	-	445
Non-investment grade	7,079	4,047	3,032	2,155	68	809

	12,626	8,983	3,643	2,321	68	1,254

Of which:
CMBS	3,853	2,131	1,722	1,285
CDOs	1,086	230	856	596
CLOs	4,946	4,561	385	107
Other ABS	2,241	1,739	502	250
Other	500	322	178	83

	12,626	8,983	3,643	2,321

31 March 2011
A to AA-	5,759	5,121	638	194	-	444
Non-investment grade	8,123	5,246	2,877	1,984	69	824

	13,882	10,367	3,515	2,178	69	1,268

Of which:
CMBS	3,859	2,316	1,543	1,132
CDOs	1,092	245	847	569
CLOs	6,183	5,747	436	139
Other ABS	2,260	1,734	526	260
Other	488	325	163	78

	13,882	10,367	3,515	2,178

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Key points

30 June 2011 compared with 31 March 2011
•	The gross exposure to monolines increased primarily due to lower prices of underlying reference instruments.

•	The CVA increased reflecting the increase in exposure and widened credit spreads.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

30 June 2011 compared with 31 December 2010
•
The exposure to monolines decreased primarily due to higher prices of underlying reference instruments.  The trades with monolines are predominantly US dollar denominated.  The strengthening of sterling against the US dollar further decreased the exposure.

•	The CVA decreased on a total basis, with a reduction in exposure but partially offset by the impact of wider credit spreads.

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
CDPCs	£m	£m	£m	£m	£m

30 June 2011
AAA	205	205	-	-	-
A to AA-	622	607	15	4	11
Non-investment grade	19,724	18,759	965	427	538
Unrated	3,927	3,712	215	101	114

	24,478	23,283	1,195	532	663

31 March 2011
AAA	206	206	-	-	-
A to AA-	623	607	16	5	11
Non-investment grade	19,686	18,793	893	362	531
Unrated	3,964	3,772	192	78	114

	24,479	23,378	1,101	445	656

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Key points

30 June 2011 compared with 31 March 2011
•
Exposure to CDPCs increased primarily driven by wider credit spreads on the underlying reference loans and bonds, partially offset by a decrease in the relative value of senior tranches compared with that of underlying reference portfolios.

•	The CVA increased in line with the increased exposure.

30 June 2011 compared with 31 December 2010
•
Exposure to CDPCs reduced, primarily driven by a decrease in the relative value of senior tranches compared with that of the underlying reference portfolios. This was partially offset by wider credit spreads on the underlying reference instruments. The trades with CDPCs are predominantly US and Canadian dollar denominated. The strengthening of sterling against these currencies also contributed to the decrease in exposure.

•
The increase in CVA was primarily driven by an increase in the estimated cost of hedging expected underlying portfolio default losses in excess of the capital available in each vehicle. The level of CVA on CDPC exposures is estimated by reference to cost of hedging as above and recent market events affecting CDPCs, including commutation activity.

Risk and balance sheet management (continued)

Risk management: Credit risk: Cross border exposures

Cross border exposures consist of loans and advances gross of provisions and other financial instruments, such as debt securities and derivatives, including non-local currency claims of overseas on local residents. The geographical analysis is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposure to local residents in local currency.

The table below sets out the Group's cross border exposures greater than 0.5% of the Group's total assets at 30 June 2011. Short positions have been netted against cross border exposures. However such netting is not reflected in the Group's balance sheet under IFRS. None of these countries have experienced repayment difficulties that have so far required restructuring of outstanding debt. On 21 July 2011 proposals to restructure Greek government debt were announced by the Heads of State or Government of the Euro area and EU institutions.  These proposals include a voluntary programme of debt exchange and a buyback plan developed by the Greek government.

	30 June 2011						31 December 2010
	Government	Banks	Other	Total	Short positions	Net of short positions	Government	Banks	Other	Total	Short positions	Net of short positions
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US	22,912	9,721	39,259	71,892	19,484	52,408	21,201	14,382	36,813	72,396	14,240	58,156
France	18,905	18,956	6,635	44,496	6,069	38,427	17,293	16,007	6,756	40,056	4,285	35,771
Germany	21,741	6,595	8,320	36,656	5,391	31,265	22,962	6,276	10,467	39,705	4,685	35,020
Netherlands	4,303	5,186	11,778	21,267	1,287	19,980	2,900	3,055	10,824	16,779	951	15,828
Japan	5,421	7,789	5,777	18,987	3,336	15,651	7,983	6,962	7,542	22,487	409	22,078
Spain	1,247	4,911	11,242	17,400	2,402	14,998	1,401	4,248	11,589	17,238	1,357	15,881
Italy	8,501	1,671	1,846	12,018	5,337	6,681	6,409	1,083	2,188	9,680	3,183	6,497
Switzerland	4,313	4,024	3,309	11,646	18	11,628	4	1,714	2,944	4,662	12	4,650
Republic of Ireland	186	3,094	2,376	5,656	82	5,574	199	3,789	3,101	7,089	131	6,958

Set out below are cross border exposures for selected other eurozone countries:
Portugal	189	536	957	1,682	113	1,569	197	985	472	1,654	121	1,533
Greece	1,032	48	840	1,920	29	1,891	1,015	228	1,175	2,418	37	2,381

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk*

Country exposures are managed under the Group's country risk framework. This includes active management of exposures that have either been identified as exhibiting signs of actual or potential stress using the Group's country watchlist process or where it is considered appropriate to actively control exposure levels.  Limit controls are applied on a risk-differentiated basis. Granular portfolio reviews are undertaken with a view to adjusting the risk profile and to align to the Group's country risk appetite in light of the evolving economic and political developments.

A re-appraisal of sovereign default risk among the most vulnerable eurozone economies has resulted in intensified management responses. This included frequent, comprehensive and detailed reviews of exposures to each of these countries, including increased vigilance in counterparty monitoring, leading to several divestments and limit reductions to ensure the Group's exposure remains within defined risk appetite. Exposure to Irish banks for example is now less than half of the exposure in Q4 2008.

In addition to the macroeconomic and strategic analysis in the regular country risk control process, the Group has undertaken sovereign-related stress tests and a series of broad thematic reviews of possible high-impact scenarios related to the eurozone crisis, with potential impact and mitigating actions. Investigated themes include sovereign debt restructuring, various eurozone break-up scenarios and a re-examination of potential financial sector support given ongoing public finance and political pressures. These reviews combine operational analysis with strategic commentary to develop detailed contingency plans and identify potential business opportunities.

A dynamic limit setting methodology was introduced with an automatic reduction of trading limits upon evidence of reduced liquidity or increased CDS spreads. This approach has resulted in an effective reduction in sovereign issuer risk limits for the vulnerable eurozone countries.

The table below shows the Group's exposure in terms of credit risk assets, to countries where the exposure to counterparties domiciled in that country exceeded £1 billion and where the country had an external rating of A+ or below from Standard & Poor's, Moody's or Fitch at 30 June 2011, and selected other countries. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

Further details for selected eurozone countries are provided in Appendix 3.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk* (continued)

	Lending								Derivatives and contingent obligations
	Central and local government	Central banks	Other financial institutions	Corporate	Personal	Total	Core	Non- Core
30 June 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Republic of Ireland	53	1,557	459	20,669	20,773	43,511	32,364	11,147	2,448
India	192	260	1,170	2,625	16	4,263	3,975	288	1,448
Italy	7	81	1,121	2,317	26	3,552	1,891	1,661	2,323
China	14	223	1,431	647	34	2,349	2,177	172	1,697
South Korea	-	12	1,078	710	2	1,802	1,786	16	394
Turkey	207	36	312	1,216	13	1,784	1,221	563	556
Russia	-	49	815	808	65	1,737	1,610	127	248
Brazil	-	-	1,001	301	4	1,306	1,185	121	88
Mexico	-	8	249	1,036	1	1,294	872	422	198
Romania	34	183	48	477	401	1,143	17	1,126	125
Poland	41	5	52	723	5	826	744	82	372
Indonesia	83	57	233	264	133	770	632	138	321
Portugal	45	-	48	585	5	683	327	356	555

Additional selected countries

Spain	20	13	1,197	6,842	405	8,477	4,022	4,455	2,372
Belgium	172	11	1,182	983	19	2,367	1,855	512	2,342
Japan	401	-	1,028	756	24	2,209	1,561	648	1,907
Greece	10	9	36	421	15	491	341	150	220

31 December 2010

Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
India	262	-	1,614	2,590	273	4,739	4,085	654	1,249
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
China	17	298	1,240	753	64	2,372	2,136	236	1,572
South Korea	-	276	1,039	555	2	1,872	1,822	50	643
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
Russia	-	110	251	1,181	58	1,600	1,475	125	216
Brazil	-	-	825	315	5	1,145	1,025	120	120
Mexico	-	8	149	999	1	1,157	854	303	148
Romania	36	178	42	426	446	1,128	7	1,121	142
Poland	-	168	13	655	6	842	736	106	381
Indonesia	84	42	262	293	131	812	657	155	273
Portugal	86	-	63	611	6	766	450	316	537

Additional selected countries

Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Belgium	102	14	473	893	327	1,809	1,307	502	2,546
Japan	1,379	-	685	809	24	2,897	2,105	792	2,000
Greece	14	36	49	188	16	303	173	130	214

Note:
(1)	Credit risk assets consist of:
	●	Lending: cash and balances at central banks, loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases). Undrawn commitments are excluded;
	●	Derivative exposures are measured at mark-to-market and net of liabilities where a master netting arrangement is enforceable;
	●	Contingent obligations, primarily letters of credit and guarantees. Undrawn commitments are excluded.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Country risk* (continued)

Key points
•
Exposure shows a mixed picture for the selected countries during the first half of 2011. Currency movements increased euro denominated lending by 4.6% and reduced US dollar denominated exposures by 3.5%. There were reductions in lending to governments, central banks and corporate clients whereas exposure to banks increased. Non-Core exposures fell, except in a few countries where drawings took place under committed facilities. Appendix 3 provides further commentary and details on selected eurozone countries, including held-for-trading and available-for-sale holdings.

•	Japan - lending exposure at £2.2 billion reduced by £0.7 billion since 31 December 2010 driven by a reduction in government lending.

•
North Africa and the Middle East - exposure reduced during the first half of 2011. Of the countries experiencing varying degrees of social and political unrest. Lending exposure to Bahrain and Egypt was £197 million and £77 million respectively. Exposure to Libya and Syria is negligible.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate*

The commercial real estate lending portfolio totalled £84.6 billion at 30 June 2011, a 5.9% decrease since 31 December 2010 (£89.9 billion). The Non-Core portion of the portfolio totalled £42.7 billion (50.5% of the portfolio) at 30 June 2011 (31 December 2010 - £47.7 billion, or 53.0% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 159. The analysis below excludes RRM and contingent obligations.

	30 June 2011			31 March 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m	£m	£m	£m

Core
UK Corporate(1)	25,472	5,839	31,311	26,514	6,124	32,638	24,879	5,819	30,698
Ulster Bank	4,338	955	5,293	4,272	1,015	5,287	4,284	1,090	5,374
US Retail & Commercial	4,009	98	4,107	4,083	87	4,170	4,322	93	4,415
GBM	775	402	1,177	1,030	417	1,447	1,131	644	1,775

	34,594	7,294	41,888	35,899	7,643	43,542	34,616	7,646	42,262

Non-Core
UK Corporate	4,765	2,504	7,269	5,372	2,701	8,073	7,591	3,263	10,854
Ulster Bank	4,076	9,002	13,078	3,947	8,881	12,828	3,854	8,760	12,614
US Retail & Commercial	1,101	49	1,150	1,234	55	1,289	1,325	70	1,395
GBM	20,823	399	21,222	21,707	523	20,230	22,405	417	22,822

	30,765	11,954	42,719	32,260	12,160	44,420	35,175	12,510	47,685

	65,359	19,248	84,607	68,159	19,803	87,962	69,791	20,156	89,947

Note:
(1)
The increase in Core UK Corporate exposures in Q1 2011 reflected Non-Core returning commercial real estate assets, in preparation for the sale of the RBS England and Wales branch-based business to Santander.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate* (continued)

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

30 June 2011
UK (excluding Northern Ireland)	31,116	6,696	1,356	7,763	46,931
Ireland (ROI & NI) (1)	5,424	1,210	2,762	6,701	16,097
Western Europe	10,887	1,565	13	87	12,552
US	5,880	1,196	79	108	7,263
RoW	1,361	24	149	230	1,764

	54,668	10,691	4,359	14,889	84,607

31 March 2011
UK (excluding Northern Ireland)	32,221	7,195	1,405	8,184	49,005
Ireland (ROI & NI) (1)	5,153	1,143	2,848	6,556	15,700
Western Europe	12,273	712	8	70	13,063
US	6,696	1,252	234	97	8,279
RoW	1,490	24	141	260	1,915

	57,833	10,326	4,636	15,167	87,962

31 December 2010
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050
Ireland (ROI & NI) (1)	5,056	1,148	2,785	6,578	15,567
Western Europe	12,262	707	25	46	13,040
US	7,405	1,332	69	175	8,981
RoW	1,622	25	138	524	2,309

	59,324	10,467	4,537	15,619	89,947

Note:
(1)	ROI: Republic of Ireland; NI: Northern Ireland.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate* (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

30 June 2011
UK (excluding Northern Ireland)	26,564	11,248	6,023	3,096	46,931
Ireland (ROI & NI)	3,364	3,270	858	8,605	16,097
Western Europe	431	12,021	55	45	12,552
US	4,059	3,017	131	56	7,263
RoW	176	1,209	227	152	1,764

	34,594	30,765	7,294	11,954	84,607

31 March 2011
UK (excluding Northern Ireland)	27,658	11,758	6,320	3,269	49,005
Ireland (ROI & NI)	3,189	3,107	899	8,505	15,700
Western Europe	378	12,607	50	28	13,063
US	4,396	3,552	121	210	8,279
RoW	278	1,236	253	148	1,915

	35,899	32,261	7,643	12,159	87,962

31 December 2010
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050
Ireland (ROI & NI)	3,159	3,044	963	8,401	15,567
Western Europe	409	12,560	25	46	13,040
US	4,636	4,101	173	71	8,981
RoW	244	1,404	488	173	2,309

	34,616	35,175	7,646	12,510	89,947

By sub-sector (1)	UK (excl NI) £m	Ireland (ROI & NI) £m	Western Europe £m	US £m	RoW £m	Total £m

30 June 2011
Residential	14,449	9,046	1,650	1,304	254	26,703
Office	7,766	462	4,446	552	806	14,032
Retail	9,671	956	2,618	268	296	13,809
Industrial	4,589	183	675	53	51	5,551
Mixed/other	10,456	5,450	3,163	5,086	357	24,512

	46,931	16,097	12,552	7,263	1,764	84,607

31 December 2010
Residential	15,551	7,726	753	1,507	549	26,086
Office	8,551	1,402	4,431	675	891	15,950
Retail	10,607	3,985	1,933	1,029	479	18,033
Industrial	4,928	674	711	80	106	6,499
Mixed/other	10,413	1,780	5,212	5,690	284	23,379

	50,050	15,567	13,040	8,981	2,309	89,947

Note:
(1)	Excludes RRM and contingent obligations.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate* (continued)

Key points
•
The decrease in the commercial real estate portfolio over the last six months has occurred primarily in the UK. The growth shown in Ireland is due to foreign exchange rate movements. The asset mix has remained broadly unchanged since the end of 2010.

•
Of the total portfolio at 30 June 2011, £39.0 billion (31 December 2010 - £46.3 billion) is managed within the Group's standard credit risk processes, £6.2 billion (31 December 2010 - £9.2 billion) is receiving heightened credit oversight under the Group watchlist process ("watch") and £39.5 billion (31 December 2010 - £34.4 billion) is managed within Global Restructuring Group (GRG). The increase in the portfolio managed by GRG is primarily driven by Ulster Bank Group.

•	Ulster Bank (Core and Non-Core) commercial real estate lending of £18.4 billion had a provision of £6.0 billion at 30 June 2011.

•
Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination continues to represent less than 1% of the portfolio.

•
Tighter risk appetite criteria for new business origination were implemented during 2010. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been inconsistent. To date this recovery has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone and Republic of Ireland.

•
The commercial real estate market will remain challenging in key markets and new business will be accommodated by running-off existing exposure. Liquidity in the market remains tight and so the Group's focus remains on re-financing and supporting the existing client base.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets*

The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The table below includes both Core and Non-Core balances.

	30 June 2011	31 December 2010
Personal credit risk assets	£m	£m

UK Retail
- mortgages	95,955	92,592
- cards, loans and overdrafts	16,941	18,072
Ulster Bank
- mortgages	21,778	21,162
- other personal	1,605	1,017
Citizens
- mortgages	23,513	24,575
- auto and cards	5,575	6,062
- other (1)	3,070	3,455
Other (2)	16,409	18,123

	184,846	185,058

Notes:
(1)	Mainly student loans and recreational vehicles/marine.
(2)	Personal exposures in other divisions.

Residential mortgages*
The table below details the distribution of residential mortgages by indexed LTV. Ulster Bank Group is discussed on page 159.

	UK Retail		Citizens
	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Distribution by average LTV (1)%		%	%	%

<= 50%	37.9	38.5	26.9	25.8
> 50% and <= 70%	22.4	23.2	18.1	17.3
> 70% and <= 90%	26.4	26.2	26.6	27.4
> 90%	13.3	12.1	28.4	29.5

Total portfolio average LTV	59.0	58.2	75.3	75.3

Average LTV on new originations	54.9	64.2	65.0	64.8

Note:
(1)	LTV averages are calculated by transaction volume.

 * not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Residential mortgages* (continued)

The table below details the residential mortgages which are three months or more in arrears (by volume).
	30 June 2011	31 December 2010
	%	%

UK Retail (1)	1.7	1.7
Citizens	1.2	1.4

Note:
(1)
UK Retail arrears analysis covers all mortgage brands except the One Account Current Account Mortgage and some small legacy portfolios and so represents 92% of the total UK Retail mortgage portfolio. The One Account accounts for the vast majority of the remainder (c.£8 billion of assets, c.8% of the total) and had 1.0% of accounts 90 days continually in excess of limit as at 30 June 2011 (31 March 2011 - 0.9%).

UK Retail residential mortgages

Key points
•
The UK Retail mortgage portfolio totalled £96.0 billion at 30 June 2011, an increase of 3.6% from 31 December 2010, due to continued strong sales growth and lower redemption rates relative to before the financial crisis. Of the total portfolio, 98.4% is designated as Core business with the primary brands being the Royal Bank of Scotland, NatWest, the One Account and First Active. Non-Core comprises Direct Line Mortgages. The assets are prime mortgage lending and include 6.8% (£6.5 billion) of exposure to residential buy-to-let. There is a small legacy self certification book (0.3% of total assets), which was withdrawn from sale in 2004.

•
Gross new mortgage lending in H1 2011 remained strong at £7.8 billion. The average LTV for new business during H1 2011 was 54.9% compared with 64.2% in FY 2010. The maximum LTV available to new customers remains at 90%. Based on the Halifax House Price index at March 2011, the book average indexed LTV has increased marginally to 59.0% from 58.2% at 31 December 2010, influenced by the fall in house prices with the proportion of balances with an LTV over 100% at 30 June 2011 at 7.8%, up from 6.9% at 31 December 2010.

•	The arrears rate (more than 3 payments in arrears, excluding repossessions and shortfalls post property sale) has remained broadly stable since late 2009 at 1.7%.
•
The mortgage impairment charge was £116 million for the half year ended 30 June 2011 (Q1 2011 - £61 million; Q2 2011 - £55 million) an increase of 36.7% from H2 2010.  A significant part of this relates to adjustments reflecting reduced expectations of recovery on prior period defaulted debt and provisions relating to mortgages in forbearance.  Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

•
A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place. Forbearance/re-negotiation activities include offering reduced or deferred payment terms on a temporary basis for a period of up to twelve months, during which arrears continue to accrue on the account, as well as term extensions beyond the originally planned repayment date, and also re-capitalisations from the non-performing book back to performing. It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident. The number of properties repossessed in H1 2011 was 715 which is broadly in line with the 2010 average.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Residential mortgages* (continued)

Citizens residential real estate

Key points
•
Citizens total residential real estate portfolio totalled $37.8 billion at 30 June 2011 (31 December 2010 - $38.2 billion).  The residential real estate portfolio comprises $10.1 billion (Core - $9.0 billion; Non-Core - $1.1 billion) of first lien residential mortgages and $27.7 billion (Core - $23.4 billion; Non-Core - $4.3 billion) of home equity loans and lines (first and second lien). Home equity Core consists of 46% first lien position while Non-Core consists of 98% second lien position. The Core business comprises 86% of the portfolio and Non-Core comprising 14%, with the serviced by others (SBO) portfolio being the largest component (74%) of the Non-Core portfolio.

•
Citizens continues to focus on the 'footprint states' in New England, Mid Atlantic and Mid West targeting low risk products and maintaining conservative risk policies.  At 30 June 2011, the portfolio consisted of $31.8 billion (84% of the total portfolio) in these footprint states.

•
The current weighted average LTV of the residential real estate portfolio remained flat at 75.3% at 31 December 2010 and 30 June 2011.  The current weighted average LTV of the residential real estate portfolio excluding SBO is 70.0%.

•
The arrears rate decreased from 1.4% at 31 December 2010 to 1.2% at 30 June 2011. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines.  Citizens participate in the US Government Home Modification Program alongside other bank-sponsored initiatives, which has helped customers.

•
The SBO portfolio consists of purchased pools of home equity loans and lines (96% second lien) with current LTV (108% at 30 June 2011) and geographic profiles (73% outside of Citizens footprint) resulting in an annualised charge-off rate of 9.7% in H1 2011.  The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $4.5 billion at 31 December 2010 to $4.0 billion at 30 June 2011. The arrears rate of the SBO portfolio has decreased from 2.7% at 31 December 2010 to 2.2% at 30 June 2011 due to more effective account servicing and collections.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Retail assets - Personal lending*

The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK and the US. New defaults as a proportion of average loans and advances are shown in the following table.

	30 June 2011		31 December 2010
	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %
Personal lending

UK Retail cards (1)	5,719	3.0	6,025	5.0
UK Retail loans (1)	8,400	2.4	9,863	4.8

	$m	%	$m	%

Citizens cards (2)	1,461	5.8	1,555	9.9
Citizens auto loans (2)	7,589	0.1	8,133	0.6

Notes:
(1)	The ratios for UK Retail assets refers to the impairment charges for the full year 2010 and annualised for June 2011.
(2)	The ratios for Citizens refers to charge-offs, net of recoveries realised in the period.

Key points
•
The UK personal lending portfolio, of which 98.1% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £16.9 billion at 30 June 2011 (31 December 2010 - £18.1 billion), a decrease of 6.6% due to continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured loan balances, and with cards and current account balances remaining stable. The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill), and totalled £0.3 billion at 30 June 2011 (31 December 2010 - £0.4 billion).

•
Risk appetite continues to be actively managed across all products. Support continues for customers experiencing financial difficulties through "breathing space initiatives" on all unsecured products, whereby a thirty day period is given to allow customers to establish a debt repayment plan. During this time the Group suspends collection activity. A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues, addressing both continued support for the Group's customers and the management of impairments.

•
UK Retail benefited from a combination of risk appetite tightening and a more favourable economic environment, impairment losses on unsecured lending have reduced from £395 million in H2 2010 to £287 million in H1 2011 with underlying default trends having now broadly stabilised. Impairments will remain sensitive to the external environment.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

•	Outstanding balances for the Citizens credit card portfolio totalled US$1.43 billion at 30 June 2011. Core assets comprised 88% of the portfolio.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
Ulster Bank Group accounts for 10.2% of the Group's total gross customer loans (31 March 2011 - 10.1%; 31 December 2010 - 9.9%) and 8.8% of the Group's Core gross customer loans (31 March 2011 - 9.0%; 31 December 2010 - 8.9%). The H1 2011 impairment charge was £2,540 million (H1 2010 - £1,722 million) with commercial real estate and mortgage sectors accounting for £1,860 million (73%) and £311 million (12%) of the total H1 2011 impairment charge respectively. The remainder of the impairment charge is attributable to the other corporate and personal unsecured portfolios. Provision coverage of REIL increased from 43.8% at 31 December 2010 to 51.4% at H1 2011.

The impairment charge of £1,246 million for Q2 2011 was £48 million lower than Q1 2011. There was a decrease in the value of loans defaulting and a moderation of mortgage credit loss metrics in the quarter, however, these were offset by deteriorating collateral values in our commercial real estate portfolios. Overall high unemployment coupled with higher taxation and less liquidity in the economy, continues to depress housing market confidence and consumer spending, which resulted in the elevated impairment charge in the portfolios during the quarter.

Core
The H1 2011 impairment charge was £730 million (H1 2010 - £499 million) with the mortgage sector accounting for £311 million (43%) of the total. Impairment losses for Q2 2011 were £269 million (Q1 2011 - £461 million) reflecting the difficult economic environment in Ireland with elevated default levels across both mortgage and other corporate non-property portfolios. High unemployment, lower incomes and increased taxation together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate and mortgage loan losses.

Ulster Bank Group is assisting customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty.

Non-Core
The H1 2011 impairment charge was £1,810 million (H1 2010 - £1,223 million) with the commercial real estate sector accounting for £1,697 million (94%) of the total. The impairment charge increased from £833 million for Q1 2011 to £977 million for Q2 2011, primarily reflecting the deterioration in security values in the development property portfolio, particularly those projects which have very low expectation of being completed in the medium-term.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector

	Gross loans (1)	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	H1 Impairment charge	H1 Amounts written-off
30 June 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,778	2,014	769	9.2	38.2	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90.0	11.3	33	15
Commercial real estate
- investment	4,338	838	331	19.3	39.5	7.6	115	-
- development	955	241	120	25.2	49.8	12.6	48	-
Other corporate	8,699	1,822	1,000	20.9	54.9	11.5	223	2

	37,375	5,116	2,401	13.7	46.9	6.4	730	21

Non-Core
Commercial real estate
- investment	4,076	2,662	1,231	65.3	46.2	30.2	384	-
- development	9,002	7,847	4,367	87.2	55.7	48.5	1,313	-
Other corporate	1,811	1,226	661	67.7	53.9	36.5	113	2

	14,889	11,735	6,259	78.8	53.3	42.0	1,810	2

Ulster Bank Group
Mortgages	21,778	2,014	769	9.2	38.2	3.5	311	4
Personal unsecured	1,605	201	181	12.5	90.0	11.3	33	15
Commercial real estate
- investment	8,414	3,500	1,562	41.6	44.6	18.6	499	-
- development	9,957	8,088	4,487	81.2	55.5	45.1	1,361	-
Other corporate	10,510	3,048	1,661	29.0	54.5	15.8	336	4

	52,264	16,851	8,660	32.2	51.4	16.6	2,540	23

Note:
(1)	Funded loans.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q1 Impairment charge	Q1 Amounts written-off
31 March 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	4,272	773	282	18.1	36.5	6.6	73	-
- development	1,015	210	99	20.7	47.1	9.8	24	-
Other corporate	8,886	1,682	890	18.9	52.9	10.0	120	1

	37,167	4,638	2,111	12.5	45.5	5.7	461	11

Non-Core
Commercial real estate
- investment	3,947	2,449	1,060	62.0	43.3	26.9	223	-
- development	8,881	7,588	3,524	85.4	46.4	39.7	503	-
Other corporate	1,995	1,186	658	59.4	55.5	33.0	107	-

	14,823	11,223	5,242	75.7	46.7	35.4	833	-

Ulster Bank Group
Mortgages	21,495	1,780	676	8.3	38.0	3.1	233	2
Personal unsecured	1,499	193	164	12.9	85.0	10.9	11	8
Commercial real estate
- investment	8,219	3,222	1,342	39.2	41.7	16.3	296	-
- development	9,896	7,798	3,623	78.8	46.5	36.6	527	-
Other corporate	10,881	2,868	1,548	26.4	54.0	14.2	227	1

	51,990	15,861	7,353	30.5	46.4	14.1	1,294	11

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Q4 Impairment charge	Q4 Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	79	-
- development	1,090	65	37	6.0	56.9	3.4	(10)	-
Other corporate	9,039	1,205	667	13.3	55.4	7.4	135	1

	36,857	3,619	1,633	9.8	45.1	4.4	376	10

Non-Core
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	206	-
- development	8,760	6,341	2,783	72.4	43.9	31.8	596	-
Other corporate	1,970	1,310	561	66.5	42.8	28.5	(19)	-

	14,584	10,042	4,344	68.9	43.3	29.8	783	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	159	3
Personal unsecured	1,282	185	158	14.4	85.4	12.3	13	6
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	285	-
- development	9,850	6,406	2,820	65.0	44.0	28.6	586	-
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	116	1

	51,441	13,661	5,977	26.6	43.8	11.6	1,159	10

Key points
•
The increase in REIL in H1 2011 reflects continuing difficult conditions in both the commercial and residential sectors in the Republic of Ireland. Of the REIL at 30 June 2011, 70% was in Non-Core (31 December 2010 - 74%).

•
Sequential quarter comparison shows Core impairment of £269 million down from £461 million in Q1 2011, reflecting a lower impairment charge on the mortgage portfolio in Q2 2011. Non-Core impairments in Q2 2011 were £977 million compared with £833 million in Q1 2011 as collateral values in the development property portfolio deteriorated.

•	The majority of the Non-Core development lending book (87%) is REIL with a 56% provision coverage.

•	Mortgages show REIL as a % of gross lending of 9.2% at 30 June 2011 compared with 8.3% at 31 March 2011 and 7.4% at 31 December 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages*
The table below shows how the continued decrease in property values has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not take account of provisions made.

	30 June 2011	31 March 2011	31 December 2010
By average LTV (1)%		%	%

<= 50%	35.1	34.7	35.9
> 50% and <= 70%	13.0	13.0	13.5
> 70% and <= 90%	13.0	13.0	13.5
> 90%	38.9	39.3	37.1

Total portfolio average LTV	74.5	73.7	71.2

Average LTV on new originations during the period	65.0	69.0	75.9

Note:
(1)	LTV averages calculated by transaction volume.

Key points*
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.8 billion at 30 June 2011 - with 90% in the Republic of Ireland and 10% in Northern Ireland. At constant exchange rates, the portfolio remained at similar levels to 31 December 2010 (£22.0 billion) with little growth due to very low new business volumes.

•
The 90 days arrears rate (by volume) increased due to the continued challenging economic environment. At 30 June 2011, the arrears rate was 7.4% (by volume) compared with 6.0% at 31 December 2010 and 6.6% at 31 March 2011. The impairment charge for Q2 2011 was £78 million compared with £233 million for Q1 2011. Repossession levels are higher than 2010 but remain modest with a total of 98 properties in H1 2011 repossessed (76 for full year 2010). 78% of repossessions during H1 2011 were through voluntary surrender or abandonment of the property.

•	Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties.

* not reviewed

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate*
The commercial real estate lending portfolio in Ulster Bank Group increased marginally during the quarter to £18.4 billion at 30 June 2011, primarily due to exchange rate movements. The Non-Core portion of the portfolio totalled £13.1 billion (71% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio 25% relates to Northern Ireland, 63% to the Republic of Ireland and 12% to the rest of the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 June 2011
Ireland (ROI & NI)	2,762	6,701	5,378	1,210	16,051
UK (excluding Northern Ireland)	104	358	1,702	112	2,276
RoW	4	28	8	4	44

	2,870	7,087	7,088	1,326	18,371

31 March 2011
Ireland (ROI & NI)	2,848	6,556	5,090	1,143	15,637
UK (excluding Northern Ireland)	112	362	1,835	129	2,438
RoW	-	18	22	-	40

	2,960	6,936	6,947	1,272	18,115

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
RoW	-	18	22	-	40

	2,895	6,955	6,925	1,213	17,988

Note:
(1)	The above table does not include rate risk management or contingent obligations.

Key point*
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank. The outlook remains challenging with limited liquidity in the marketplace to support re-financing. Ongoing reviews of the portfolio have led to a greater portion of the portfolio moving to specialised management in the Global Restructuring Group.

* not reviewed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary